

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Uzi Sofer
Chief Executive Officer
Alpha Tau Medical Ltd.
Kiryat HaMada St. 5
Jerusalem, Israel 9777605

> **Re: Alpha Tau Medical Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed December 1, 2021**
> **File No. 333-258915**

Dear Mr. Sofer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 11, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors
Risks Related to HCCC's Accounting of its Warrants, page 99

1.  We note your disclosure stating that after consultation with its advisors, HCCC's management and its audit committee concluded that it was appropriate to restate its previously issued financial statements included in its quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, filed on June 1, 2021 and August 17, 2021, respectively, as a result of an error identified in the classification of Class A common stock. Please tell us your plans for filing amendments to HCCC's Form 10-Q's for the fiscal quarters ended March 31, 2021 and June 30, 2021.

You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact David Gessert at 202-551-2326 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Nathan Ajiashvili